RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:02 10 June 2026 RNS Number : 4357H Unilever PLC 10 June 2026       TRANSACTIONS IN OWN SECURITIES   10 June 2026   Unilever PLC (the "Company") announces that, during the period between 1 June 2026 and 5 June 2026, it has purchased the following number of its ordinary shares on the London Stock Exchange and other exchanges from Morgan Stanley & Co. International PLC ("the Broker"). The repurchased shares will be held in treasury.   Date of purchase Trading Venue Number of ordinary shares purchased Lowest price paid per share Highest price paid per share Volume weighted average price paid per share 01/06/2026 XLON 1,038,162 4,130.00 4,175.50 4,158.32 01/06/2026 BATE 709,981 4,124.00 4,174.50 4,138.16 01/06/2026 CHIX 210,096 4,148.50 4,175.50 4,162.21 01/06/2026 TRQX 72,524 4,130.00 4,174.50 4,156.84 01/06/2026 AQXE 112,537 4,130.00 4,175.50 4,152.06 02/06/2026 XLON 1,053,647 4,115.50 4,166.00 4,141.89 02/06/2026 BATE 617,276 4,099.50 4,166.00 4,116.32 02/06/2026 CHIX 225,322 4,120.00 4,166.00 4,146.03 02/06/2026 TRQX 71,450 4,119.50 4,166.00 4,145.05 02/06/2026 AQXE 114,662 4,110.50 4,165.00 4,135.30 03/06/2026 XLON 1,060,446 4,118.00 4,162.00 4,140.93 03/06/2026 BATE 688,689 4,118.00 4,161.50 4,130.60 03/06/2026 CHIX 227,492 4,126.50 4,161.50 4,141.45 03/06/2026 TRQX 72,144 4,120.50 4,161.50 4,141.36 03/06/2026 AQXE 117,128 4,120.50 4,161.50 4,139.87 04/06/2026 XLON 936,807 4,071.50 4,146.00 4,114.37 04/06/2026 BATE 88,346 4,071.50 4,146.00 4,112.06 04/06/2026 CHIX 229,774 4,094.00 4,146.00 4,122.37 04/06/2026 TRQX 75,010 4,097.00 4,146.00 4,123.51 04/06/2026 AQXE 76,829 4,071.00 4,146.50 4,112.13 05/06/2026 XLON 808,656 4,109.00 4,194.50 4,158.18 05/06/2026 BATE 42,181 4,111.00 4,192.00 4,158.09 05/06/2026 CHIX 233,913 4,100.50 4,194.50 4,160.34 05/06/2026 TRQX 61,394 4,111.00 4,194.50 4,156.68 05/06/2026 AQXE 46,507 4,121.50 4,194.00 4,158.99 Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued to the Broker by the Company on 30 April 2026, as announced on that date. Following the purchases of these shares, Unilever holds 30,703,780 of its ordinary shares in treasury and has 2,154,501,467 ordinary shares in issue (excluding treasury shares). Aggregated information   Trading venue Volume weighted average price Aggregated volume LSE 4,142.59 4,897,718 BATS 4,128.77 2,146,473 Chi-X 4,146.27 1,126,597 Turquoise 4,144.16 352,522 Aquis 4,139.03 467,663   A full breakdown of the individual trades can be found here http://www.rns-pdf.londonstockexchange.com/rns/4357H_1- 2026-6-8.pdf.   These purchases are the last purchases to be made under the non-discretionary programme between the Company, on the one hand, and the Broker, on the other hand, announced on 30 April 2026, as that non- discretionary programme has been completed in accordance with its terms.   Media Enquiries: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com     This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2026 London Stock Exchange plc. All rights reserved.